

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

David Schwarzbach
Chie Financial Officer
Yelp Inc.
350 Mission Street, 10th Floor
San Francisco, CA 94105

> **Re: Yelp Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 001-35444**

Dear David Schwarzbach:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services